Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: August 18, 2015

Mike Stone: Sprott Asset Management has been trying to buy competing funds: Central Goldtrust and Silver Bullion Trust since the spring. Sprott Physical Gold Trust, which manages about $1.8 billion in actual gold for investors, is on a campaign to woo investors to tender their units ahead of the September 18 deadline. Here to tell us about it is John Wilson, CEO of Sprott Asset Management. Welcome, John.

John Wilson: Yeah, thanks for having me.

Mike: What is it that should convince folks to tender their unit to you?

John: Well, it’s pretty straightforward really. The unites of the GTU and SBT — the silver and gold trusts, have been trading at a fairly large discount, as much as 10%, or even 12% and 13% to what they should trade at — their net asset value. Our vehicles trade very close, even often times above net asset value. And we’re offering people the opportunity just to exchange their units at a big discount into our at net asset value.

Mike: Can you explain why those share — those units of the competitor trade below net asset value?

John: Sure. I mean, there’s a lot that goes into actually managing these trusts. We offer a number of things that the current gold bullion- Silver Bullion Trust and GoldTrust don’t offer. Namely: number one, we offer the ability to redeem into physical metal, which helps keep our vehicles close to net asset value; but number two, we reinvest a lot of our management fee in education people on the asset class and educating people on the advantages of our physical trusts. And that helps keep buying interest stock and the discount very small.

Mike: So, how would it be for Central Gold and Silver Bullion Trust to put in place a physical redemption feature?

John: Well, that’s a great question. They’ve been asked a number of times to do that by their unit holders. And actually, one of the real problems they have is that they don’t really have any employees. This is held by an administrator that’s not a regulated entity. It doesn’t really have any employees. It’s just a vehicle to funnel the administration fees back to a group of owners. On the other hand, we have a regulated investment company with almost 200 employees. And to a manger, the redemption feature does take quite a bit of work in tracking its systems. And so I just don’t think they’re capable of doing that.

Mike: Gold has lost some value of late. This is a good time to get it on the cheap — is this just an opportunistic move to take advantage of trading below net asset value of this competitor of yours?

John: Well, the advantage of closing that discount actually goes to the unit holders that would exchange into our units. We don’t- we’re issuing units at net asset value. We’re not offering to- we’re not trying to sell them cheaply to anybody. So people get that benefit, not us.

Mike: In the end, you would then receive the nearly $900 million in gold, literally, physical gold, and you would then charge an administration fee to those other unit holders.

John: Right, the unit holder in the current vehicles would transfer those assets over and we would earn a little bit of extra management fee. I would highlight that the greater number of assets in our current vehicle would lower fixed cost for everybody, so that would improve things — it would improve liquidity for everybody so that would help everybody. And I think that’s and advantage for both our current holders and the holders of the GTU.

Mike: You’re talking about liquidity differences between your firm and —or your fund and their fund. What about governance structure between- difference between your fund and their fund?

John: Well, I mentioned earlier that we’re a regulated investment company. We’re regulated by both the US and Canadian securities regulators, whereas they’re just a holding company. They’re not regulated by anybody actually, and that leads to a number of governance issues which in our view have led to not only conflicts but poor management, which in the end manifested itself in a pretty wide discount for unit holders.

Mike: So what’s been the reception thus far from institutional unit holders as well as retail unit holders that you’ve seen for the Central GoldTrust and Silver Bullion Trust?

John: Well, largely relief. People who’ve been in these vehicles, the discount has been persisting for a number of years now. And they don’t see any pathway out. It’s difficult to want to sell these things when you see your investment trading well-below where it should trade. So our offer for people has been a pathway to get to where they should be, which is their intrinsic value. And I think that’s been a big relief for a lot of people. The other reaction though is, frankly, we’re on the road trying to educate people on what we’re really offering and why that’s a good thing for them because the current administrator is putting up a lot of misinformation and trying to confuse people, so as for them not to take

Mike: So what happens next?

John: Well, we had a decision- they tried to stop our offer in court. The court overruled them. We’re allowed to proceed. Our offer expires on September 18. And our job is to make sure that we educate everybody on the benefits of the offer and I think once they understand that, we’ll be successful.

Mike: Thanks to Sprott Asset Management CEO John Wilson. I’m Mike Stone, and this is Reuters.

Important Notice

The offers by Sprott Asset Management LP (“Sprott”) to purchase the units of Central GoldTrust (“GTU”) and Silver Bullion Trust (“SBT”) (the “Sprott offers”) are subject to conditions. Full details of the Sprott offers are set out in each case in a takeover bid circular and accompanying offer documents (collectively, and as amended by the notices of extension and variation dated June 22, 2015, July 7, 2015 and August 4, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with the Sprott offers, Sprott Physical Gold Trust (“PHYS”) and Sprott Physical Silver Trust (“PSLV” and, together with PHYS, the “Sprott Physical Trusts”) have also filed with the U.S. Securities and Exchange Commission (the “SEC”) registration statements on Form F-10 (each, as amended, “Registration Statements”), which contain in each case a prospectus relating to each Sprott offer (each, a “Prospectus”), and Sprott Physical Gold Trust (“PHYS”) also filed with the SEC a tender offer statement on Schedule TO (as amended, the “Schedule TO”). This document is not a substitute for the Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO. GTU AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, GTU, SBT AND THE SPROTT OFFERS. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU, SBT, PHYS or PSLV. The Sprott offers are being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

This document contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.